August 18, 2014

Via EDGAR and United Parcel Service

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          First Liberty Power Corp.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed August 7, 2014
File No. 000-52928

Dear Ms. Mills-Apenteng:

First Liberty Power Corp., a Nevada corporation (the “Company”) is responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated August 8, 2014, relating to the Company’s Amendment No. 1 to the Preliminary Information Statement on Schedule 14C filed on August 7, 2014.  The responses below have been numbered to correspond with the comments in your August 8, 2014 letter.  We are including a courtesy marked copy of the Company’s Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 2”) with this letter.

Amendment to the Company’s Articles of Incorporation, page 5

1.           We acknowledge the disclosure revised in response to prior comment 1.  Please further enhance your disclosure to describe the effect of such transactions on the rights of your existing shareholder, in particular with respect to dilution.  Also, please specify, as applicable for each transaction described and to the extent determinable, the expected use of net proceeds.  We refer you to Item 11(c) and (d) of Schedule 14A.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the information requested in the comment above.

2.           It appears that your shareholders will not have a separate opportunity to approve the acquisition of controlling interests in the three LLC companies described in your July 21, 2014 press release.  Please be advised that pursuant to Note A to Schedule 14A, which applies to you per Item 1 of Schedule 14C, the information statement must provide all of the information regarding the proposed acquisitions required pursuant to Item 14 of Schedule 14A.  We refer you to Item 14(a) of Schedule 14A.  Please revise your information statement accordingly.

Securities and Exchange Commission
Division of Corporation Finance
August 18, 2014

Company Response 2:

The Company respectfully informs the Staff that the Company believes Note A to Schedule 14A and Item 14 of Schedule 14A are not applicable in this particular instance because under Nevada corporate law, the shareholders would not have a right to vote on the acquisition of the interests in the three LLCs.  Unfortunately, the Company inadvertently drafted the July 21, 2014 press release to imply that it was acquiring a controlling interest in the three LLCs, however, the Company already had a controlling interest in the three LLCs prior to the contemplated acquisitions.  In fact the Company has been consolidating the financial statements of the three LLCs because it was determined under legal and accounting standards to have control over those three LLCs.  Therefore, this contemplated acquisition of the new interests in the three LLCs would not require a vote of shareholders under Nevada corporate law because the Company already had a controlling interest in the three LLCs, and it is merely increasing its ownership interest.

Furthermore, as of the date of July 9, 2014, the Company had approximately 335M shares that are authorized but unissued.  While a significant portion of these shares are internally reserved by the Company for the potential conversion of outstanding convertible loans, there are no guarantees that any of the reserves will be used if some or all of the outstanding loans are not converted into shares of the Company's common stock.  Under the terms to acquire the interests in the three LLCs, the Company is obligated to issue up to 15M shares of its common stock.  Therefore, the Company believes that it has more than a sufficient number of authorized shares to acquire the interests in the three LLCs, and that the increase in the authorized shares of common stock contemplated by this Schedule 14C is not necessary for the Company to complete the acquisition of the interests in the three LLCs.

3.           We note you have not filed a Form 8-K related to either the acquisition of controlling interest in the LLC companies or for the equity financing from Group8 Mining Innovations. Please tell us whether you have entered into definitive agreements for these transactions.  We refer you to Item 1.01 of Form 8-K.

Company Response 3:

The Company respectfully informs the Staff that the Company filed Current Reports on Form 8-Ks on July 21 and July 23, 2014 disclosing the issuance of press releases describing the acquisition of interests in the LLC companies and the equity financing from Group8 Mining Innovations, respectively.  The Company inadvertently failed to include an Item 1.01 disclosure and the Company plans to file amended Form 8-Ks to include Item 1.01 disclosures.  In terms of material definitive agreements, the Company entered into a verbal agreement to acquire the interests in the LLC companies and entered into a written stock purchase agreement for the equity financing.

***
We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated August 8, 2014.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

FIRST LIBERTY POWER CORP. /s/ Donald Nicholson Donald Nicholson Chief Executive Officer

Securities and Exchange Commission
Division of Corporation Finance
August 18, 2014

ACKNOWLEDGEMENT

In connection with First Liberty Power Corp.’s (the “Company”) letter dated August 18, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FIRST LIBERTY POWER CORP.

/s/ Donald Nicholson
_____________________________
Donald Nicholson
Chief Executive Officer